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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 9)*

Methanex Corporation

(Name of Issuer)

Common Shares, without nominal or par value

(Title of Class of Securities)

59151K108

(CUSIP Number)

Jack S. Mustoe Senior Vice President, Legal and General Counsel NOVA Chemicals Corporation 10th Floor, 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5 (403) 290-7636	Alan Talkington Orrick, Herrington & Sutcliffe LLP 400 Sansome Street San Francisco, CA 94111 (415) 392-1122
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59151K10 8			13D	Page 2 of 6

1.	Name of Reporting Persons NOVA Chemicals Corporation		S.S. or I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person CO

Page 2 of 6 Pages

     On July 2, 1998, NOVA Corporation, an Alberta, Canada corporation and the parent of NOVA Chemicals Ltd. (formerly Novacor Chemicals Ltd.) (“NCL”) and the indirect parent of NOVA Petrochemicals Ltd. (formerly Novacor Petrochemicals Ltd.), merged with TransCanada PipeLines Limited (“TransCanada”) and the commodity chemicals business carried on by NOVA Corporation was split off as a separate public company (the “Arrangement”). Effective January 1, 1999 and pursuant to Section 178 of the Business Corporations Act (Alberta), NCL was amalgamated with and into NOVA Corporation and the resulting corporation adopted the name NOVA Chemicals Corporation (“NOVA”). NOVA continues to conduct the commodity chemicals business through its affiliates. TransCanada conducts the energy services business formerly carried on by TransCanada, NOVA Gas Transmission Ltd. and NOVA Gas International Ltd.

Item 1. Security and Issuer

     This Statement relates to the common shares, without nominal or par value (the “Shares”), of Methanex Corporation, a corporation organized under the laws of Canada (the “Corporation”). The address of the principal executive office of the Corporation is 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3M1.

Item 2. Identity and Background

     (a, b, c and f) This Statement is being filed by NOVA, an Alberta, Canada, corporation, the principal business of which is the manufacturing and marketing of commodity chemicals. The principal office of NOVA is 10th Floor, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5.

     Schedule I hereto sets forth the name, principal occupation, address and citizenship of each of the executive officers and directors of NOVA.

     (d and e) During the last five years, none of NOVA or any of the persons listed on Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On May 21, 2003 NOVA transferred 9,000,000 Shares to 6097570 Canada Inc. (“Buybackco”) for shares of Buybackco.

Item 4. Purpose of Transaction.

     On May 21, 2003, the Corporation entered into a share purchase agreement with NOVA and Buybackco pursuant to which the Corporation agreed to acquire the shares of Buybackco from NOVA and then wind-up Buybackco and cancel the 9,000,000 Shares owned by Buybackco (the “Repurchase Transaction”).

     The Repurchase Transaction was subject to a positive vote of a majority of the Corporation’s shareholders, other than NOVA and its affiliates, present or represented by proxy at a special meeting of the shareholders held on June 30, 2003.

     The shareholder approval was obtained at the special meeting and the Repurchase Transaction was completed on June 30, 2003. NOVA does not presently own any Shares.

Page 3 of 6 Pages

Item 5. Interest in Securities of the Issuer.

     (a)  As of the completion of the Repurchase Transaction on June 30, 2003, NOVA is not the record holder of any Shares, and NOVA does not hold voting and dispositive power as to any Shares.

     To the knowledge of NOVA only the following persons listed on Schedule I own any of the Corporation’s Shares:

Name	Number of Shares

Jeffrey M. Lipton	165,700
A. Terence Poole	105,750
Christopher D. Pappas	2,000
F. Peter Boer	5,000
Arnold M. Ludwick	20,000
John L. Wheeler	350

     (b)  Not applicable.

     (c)  None.

     (d-e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described in Item 4, or as set forth on the Index to Exhibits, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among NOVA and the persons listed on Schedule I or between NOVA and any person with respect to any securities of the Corporation. To the knowledge of NOVA, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons listed on Schedule I or between such persons and any person with respect to any securities of the Corporation.

Item 7. Material to be filed as Exhibits.

     1.    Asset Purchase Agreement dated December 8, 1993, among the Corporation, NOVA Chemicals Ltd. (formerly Novacor Chemicals Ltd.) (“NCL”) and Novacor Chemicals Inc., an indirect wholly-owned subsidiary of NCL (“NCI”).*

     2.    Subscription and Registration Rights Agreement dated December 8, 1993, among the Corporation and NCL.*

     3.    MG Term Sheet, dated December 9, 1993, between NCL and Metallgesellschaft Corp. (“MG”).*

     4.    FC Term Sheet, dated December 9, 1993, between Fletcher Challenge and its subsidiary, 165109 Canada Inc. (together, “FC”), and Gordon Capital Corporation et al. (“Gordon”) and between NOVA and Gordon.*

     5.    Differential Letter Agreement, dated December 9, 1993, between NOVA and FC.*

     6.    Agency Agreement, dated as of December 9, 1993, between Gordon Capital Corporation, RBC Dominion Securities, Burns Fry Limited, FC, the Corporation and NPL.*

     7.    Installment Receipt and Pledge Agreement dated December 30, 1993 by and between the Corporation, 165109 Canada Inc., Metallgesellschaft Corp., Gordon Capital Corporation, RBC Dominion Securities Inc., Scotia McLeod Inc., Burns Fry Limited, Wood Gundy Inc., Bunting Warburg Inc., Nesbitt Thomson Inc., Midland Walwyn Capital Inc. First

Page 4 of 6 Pages

Marathon Securities Limited, Toronto Dominion Securities Inc., Sanwa McCarthy Securities, Limited, Trilon Securities Corporation, NPL, The R-M Trust Company and 2984717 Canada Inc.*

     8.    Amendment dated January 14, 1994 to the Asset Purchase Agreement.*

     9.    Amendment dated January 14, 1994 to the Subscription and Registration Rights Agreement.*

     10.  MG Agreement dated January 14, 1994 between NPL and MG.*

     11.  MG Letter dated January 14, 1994 between NCL and MG.*

     12.  Underwriting Agreement dated May 21, 2003, among the Corporation, NOVA, NPL, RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Citigroup Global Markets Canada Inc. and UBS Securities Canada Inc.*

     13.  Share Purchase Agreement dated May 21, 2003, among the Corporation, NOVA and Buybackco.*

     14.  Indemnity Agreement dated May 21, 2003 between NOVA, NPL, Buybackco and the Corporation.*

     *previously filed.

Page 5 of 6 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2003.

NOVA Chemicals Corporation

	By	/s/ Jack S. Mustoe Name: Jack S. Mustoe Title: Sr. Vice President, Legal and General Counsel

Page 6 of 6 Pages

INDEX TO EXHIBITS

     1.    Asset Purchase Agreement dated December 8, 1993, among the Corporation, NCL and NCI.*

     2.    Subscription and Registration Rights Agreement dated December 8, 1993, among the Corporation and NCL.*

     3.    MG Term Sheet, dated December 9, 1993, between NCL and MG.*

     4.    FC Term Sheet, dated December 9, 1993, between FC and Gordon and between NOVA and Gordon.*

     5.    Differential Letter Agreement, dated December 9, 1993, between NOVA and FC.*

     6.    Agency Agreement, dated as of December 9, 1993, between Gordon Capital Corporation, RBC Dominion Securities, Burns Fry Limited, FC, the Corporation and NPL.*

     7.    Installment Receipt and Pledge Agreement dated December 30, 1993 by and between the Corporation, 165109 Canada Inc., Metallgesellschaft Corp., Gordon Capital Corporation, RBC Dominion Securities Inc., Scotia McLeod Inc., Burns Fry Limited, Wood Gundy Inc., Bunting Warburg Inc., Nesbitt Thomson Inc., Midland Walwyn Capital Inc. First Marathon Securities Limited, Toronto Dominion Securities Inc., Sanwa McCarthy Securities, Limited, Trilon Securities Corporation, NPL, The R-M Trust Company and 2984717 Canada Inc.*

     8.    Amendment dated January 14, 1994 to the Asset Purchase Agreement.*

     9.    Amendment dated January 14, 1994 to the Subscription and Registration Rights Agreement.*

     10.  MG Agreement dated January 14, 1994 between NPL and MG.*

     11.  MG Letter dated January 14, 1994 between NCL and MG.*

     12.  Underwriting Agreement dated May 21, 2003, among the Corporation, NOVA, NPL, RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Citigroup Global Markets Canada Inc. and UBS Securities Canada Inc.*

     13.  Share Purchase Agreement dated May 21, 2003, among the Corporation, NOVA and Buybackco.*

     14.  Indemnity Agreement dated May 21, 2003 between NOVA, NPL, Buybackco and the Corporation.*

*previously filed.

SCHEDULE I

Set forth below is the information required by Item 2 of Schedule 13D for each executive officer and director of NOVA Chemicals Corporation.

	OFFICER/		PRINCIPAL	NAME AND ADDRESS	BUSINESS OF
NAME	DIRECTOR	CITIZENSHIP	OCCUPATION	OF EMPLOYER	EMPLOYER

Jerald A. Blumberg	Director	U.S.	Retired President and CEO of Ambar, Inc.		Private oil field services
Dr. F. Peter Boer	Director	U.S.	President and Chief Executive Officer of Tiger Scientific Inc.	Tiger Scientific Inc. 47 Country Road South Boynton Beach, Florida 33436 U.S.A.	Science and technology, consulting and investments
Jacques Bougie, O.C.	Director	Canadian	Retired President and Chief Executive Officer, Alcan Inc.		International Aluminum Company
Joanne Vanish Creighton	Director	U.S.	President and Professor of English, Mount Holyoke College	Mount Holyoke College 50 College Street, South Hadley, Massachusetts, 01075	Higher Education
Robert E. Dineen, Jr.	Director	U.S.	Partner of Shearman & Sterling	Shearman & Sterling 599 Lexington Avenue New York. N.Y. 10022 U.S.A.	Attorneys-at-Law
L. Yves Fortier, C.C., Q.C.	Director	Canadian	Chairman and Senior Partner of Ogilvy Renault	Ogilvy Renault 1981 McGill College Avenue, Suite 1200 Montreal, PQ H3A 3C1	Barristers and Solicitors
Kerry L. Hawkins	Director	Canadian	President of Cargill Limited and Chief Executive Officer of Canadian Operations of Cargill Limited	Cargill Limited Box 5900 300, 240 Graham Avenue Winnipeg, MB R3C 4C5	Grain handling, transportation and processing of agricultural products
Jeffrey M. Lipton	Director/ Officer	U.S.	President and Chief Executive Officer of NOVA Chemicals Corporation	NOVA Chemicals Corporation 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2
Arnold Martin Ludwick	Director	Canadian	Retired Deputy Chairman, Claridge Inc.		Investment holding company
James M. Edward Newall, O.C.	Director	Canadian	Chairman of NOVA Chemicals Corporation	Newall and Associates 2015, 855 – 2nd Street S.W. Calgary, Alberta T2P 4J7	Consulting
Janice G. Rennie, F.C.A.	Director	Canadian	Principal, Rennie & Associates	Rennie & Associates #101, 17936 – 106A Avenue Edmonton, Alberta T5S 1V3	Investment Management
James Mark Stanford	Director	Canadian	President, Stanford Resource Management, Inc.	Stanford Resource Management, Inc., 3000, 150 – 6th Avenue S.W., Calgary, Alberta T2P 3Y7	Investment management
Joseph D. Thompson	Director	Canadian	Chairman of PCL Construction Group Inc.	PCL Construction Group Inc. 5410 – 99th Street Edmonton, Alberta T6E 3P4	General construction contractors

	OFFICER/		PRINCIPAL	NAME AND ADDRESS	BUSINESS OF
NAME	DIRECTOR	CITIZENSHIP	OCCUPATION	OF EMPLOYER	EMPLOYER

Christopher D. Pappas	Officer	U.S.	President, Styrenics and Senior Vice President of NOVA Chemicals Corporation	NOVA Chemicals Corporation 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2
Lawrence A. MacDonald	Officer	Canadian	Senior Vice President & Chief Financial Officer of NOVA Chemicals Corporation	NOVA Chemicals Corporation 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2
Jack S. Mustoe	Officer	Canadian	Senior Vice President, Legal and General Counsel of NOVA Chemicals Corporation	NOVA Chemicals Corporation 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2
Sheila H. O’Brien, C.M.	Officer	Canadian	Senior Vice President, Human Resources, Public Affairs, Government and Investor Relations of NOVA Chemicals Corporation	NOVA Chemicals Corporation 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2
A. Terence Poole	Officer	Canadian	Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation	NOVA Chemicals Corporation 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2
Dale H. Spiess	Officer	U.S.	Senior Vice President and President, Olefins/Polyolefins of NOVA Chemicals Corporation	NOVA Chemicals Corporation 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2
John L. Wheeler	Officer	U.S.	Senior Vice President and Chief Information Officer of NOVA Chemicals Corporation	NOVA Chemicals Corporation 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2